Exhibit 99.2

Merlin Entertainments Elevates the Guest Experience Across Its Global Attractions

with NiCE CXone

Across LEGOLAND® Resorts, Madame Tussauds, and more, NiCE's CX AI platform is making every stage of the guest visit, from ticketing to reservations, feel effortless

HOBOKEN, N.J., September 15, 2026 — NiCE (Nasdaq: NICE) today announced that Merlin Entertainments, a world leader in branded entertainment destinations, is leveraging NiCE’s industry-leading CX AI platform, CXone, to power AI-driven guest experiences across its global portfolio, including world-renowned brands such as LEGOLAND® Resorts. Merlin operates more than 140 attractions across 24 countries, combining LEGOLAND resorts, Madame Tussauds, and SEA LIFE with regional thrill parks; in 2025 they welcomed 60.5 million guests across all attractions.

Merlin Entertainments selected NiCE CXone to create a more connected, AI-powered guest experience across its global attractions. By bringing together every stage of the guest journey—from trip planning, ticketing, and reservations to in-park support and post-visit engagement—Merlin is delivering faster, more personalized service while reducing guest effort, improving first-contact resolution, and strengthening guest loyalty.

The organization has recorded measurable gains as this transformation advanced over the past year: its “Likely to Recommend” score increased from 8.3 to 9.3 and its CSAT for helpfulness rose from 8.3 to 9.4, while issue resolution rates improved from 75% to 95% and call answer rates rose from 78% to 93%.

NiCE CXone is intelligently orchestrating interactions, automating routine requests, equipping employees with real-time guidance, and routing complex inquiries to the right expert without delay. This has enabled Merlin to scale service more efficiently, increase employee productivity, and deliver consistently high-quality experiences across its global portfolio.

“From LEGOLAND to Madame Tussauds, every visit should feel effortless and memorable for our guests,” said Naomi Sale Hancock, Director of Guest Service and Standards, Merlin Entertainments. “With NiCE, we can connect customer journeys across our resorts and attractions, giving our teams the tools to respond faster, solve issues sooner, and keep the focus where it belongs on creating great experiences that guests want to come back for.”

“Merlin Entertainments is embracing an AI-first customer service model that puts connected, personalized guest experiences at the heart of every interaction,” said Darren Rushworth, President, NiCE International. “From planning a visit to post-visit engagement, NiCE CXone enables Merlin to seamlessly orchestrate guest journeys across its attractions, empowering employees with CX AI to deliver faster, more proactive service while driving operational efficiency and stronger guest loyalty.”

To learn more about the NiCE CXone platform and its AI capabilities, please visit our website here.

About Merlin Entertainments

Merlin Entertainments is a world leader in branded entertainment destinations, operating a diverse portfolio of theme parks, city attractions, and LEGOLAND Resorts across the UK, US, Western Europe, China and Asia Pacific. Merlin welcomes more than 60 million guests annually to its diverse global estate in over 20 countries. An expert in bringing world-famous entertainments brands to life, Merlin works with partners including the LEGO® Group, Sony Pictures Entertainments, Peppa Pig, DreamWorks and Ferrari to create destinations where guests can immerse themselves in a wide array of brand-driven world, rides and uplifting learning experiences. For more information, visit www.merlinentertainments.biz.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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